JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920

       Telefax:   (561)241-4943

February 12, 2008

Christopher White

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

AmMex Gold Mining Corp.

Form 10-KSB for the fiscal year ended June 30, 2007

File No. 333-113296

Dear Mr. White:

The following responses are provided on behalf of the above identified Registrant in response to your comment letter dated January 18, 2007.

1.  In response to question 1 and your inquiry regarding pagination of the report,   the Company will review all future filings to insure that the pages are properly paginated.

2.   In response to question 2 and concerns raised with compliance to Industry Guide 7, please be advised that the following statement has been posted on the Company’s Website:

“Cautionary Note to U.S. Investors-The Untied States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website such as “reserves,” “resources.” “geologic resources.” “proven,” “probable,” “measured,” “indicated,” or “inferred” which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 10-KSB File No. 333-113296.   You can review and retain copies of these filings  from the SEC’s website at www.edgar.gov.

3.  In response to question 3 regarding the insertion of a small scale map,  as disclosed in our most recent Form 10-QSB filed with the Commission for the period ended December 31, 2007,   we have abandoned all of the mining claims which were previously identified in the annual report.  In the event that the Registrant acquires any mining properties or concessions,  an appropriate map will be included as part of the mining description.

4.  In response to question 4 regarding disclosure of the material terms of any land or mineral concessions,  as indicated in our response to question 3,  all mining concessions have been abandoned.  Appropriate disclosures regarding the nature of the Company’s ownership, and the terms and conditions of any agreement for the acquisition of any mining properties will be provided if the Company executes a definitive agreement with respect to the acquisition of any properties or concessions.

5.  In response to question 5 regarding the identity and quality of surrounding mining properties,  in future filings we will limit any disclosures regarding surrounding mining concessions so as to avoid any incorrect inferences which an investor could draw between the Company’s mining concessions and other concessions in the vicinity.

6. In response to question 6 regarding additional disclosures for the Company’s mining concessions,  we note that all properties have been abandoned and to the extent that the Company obtains any mining concessions in the future,  appropriate disclosure will be provided.

7.  In response to question 7 regarding exploration plans for any of the properties we note again that all properties have been abandoned.  As noted, in the Company’s most recent Form 10-QSB, the Company has signed a memorandum of understanding with respect to 16 unpatented lode claims to the “Cold Creek Gold Property” located in Cassia County, Idaho.  If  a definitive agreement is reached regarding this or any other mining concession,  the Company will provide more detailed disclosures regarding its mining operations.

8.  In response to question 8 regarding quality estimates or grades of mineral discovery, the Company will provide the required disclosure in future filings as required as it moves forward with any further mining activities.

Should the Commission have any further questions,  please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey Klein

Jeffrey G. Klein